EXHIBIT 11

                 STATEMENT OF COMPUTATION OF PER SHARE EARNINGS

                                                   Three Months Ended March 31,
                                                   ----------------------------
                                                         2002          2001
                                                   ----------------------------

Net Income                                                 579           871
  Less dividends on preferred stock                         (6)           (6)
                                                       -------       -------

Net Income available to common
  stockholders                                             573           865

Average shares outstanding - both basic
  and diluted                                          668,360       668,360

Earnings per share - Basic and diluted                   $0.86         $1.29